Exhibit 99.2

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES 2020 THIRD QUARTER RESULTS AND ANNOUNCES $164 MILLION OF NEW ACQUISITIONS AND A 3.4% DISTRIBUTION INCREASE COMMENCING DECEMBER 2020

November 4, 2020, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three and nine month periods ended September 30, 2020 and announced new acquisitions of approximately $164 million as well as a distribution increase of 3.4% effective with the December 2020 distribution.

HIGHLIGHTS

Highlights for the three month period ended September 30, 2020, including events subsequent to the quarter, are set out below:

•

Granite’s net operating income (“NOI”) was $76.5 million in the third quarter of 2020 compared to $60.1 million in the prior year period, an increase of $16.4 million primarily as a result of acquisition activity beginning in the third quarter of 2019;

•	Same property NOI – cash basis(4) increased by 3.0% and 4.2% for the three and nine month periods ended September 30, 2020, respectively, excluding the impact of foreign exchange;

•

Funds from operations (“FFO”)(1) was $55.5 million ($0.96 per unit) in the third quarter of 2020 compared to $45.8 million ($0.93 per unit) in the third quarter of 2019. Included in FFO this quarter is a $1.1 million expense relating to severance costs associated with the departure of a senior executive. Excluding severance costs, FFO per unit for the third quarter would have been $0.98 per unit;

•

Adjusted funds from operations (“AFFO”)(2) was $52.7 million ($0.91 per unit) in the third quarter of 2020 compared to $44.4 million ($0.90 per unit) in the third quarter of 2019. Excluding the above-mentioned severance costs, AFFO per unit for the third quarter of 2020 would have been $0.93 per unit;

•	AFFO payout ratio(3) was 80% for the third quarter of 2020 compared to 78% in the third quarter of 2019;

•

Granite’s net income attributable to stapled unitholders decreased to $105.2 million in the third quarter of 2020 from $114.5 million in the prior year period primarily due to a $16.1 million decrease in net fair value gains on investment properties, a $2.7 million increase in general and administrative expenses, a $2.3 million increase in income tax expense and a $3.0 million decrease in interest expense partially offset by a $16.4 million increase in net operating income as noted above;

•

On July 1, 2020, Granite closed on the previously announced acquisitions of the remaining two of the three state-of-the-art facilities located in Ede and Tilburg, Netherlands. Granite acquired the property located at Francis Baconstraat 4, Ede, Netherlands for $21.4 million (€14.0 million). The Ede property is 100% leased to ERIKS, a global industrial service provider, and recently received a BREEAM “Very Good” sustainability certification. The property located at De Kroonstraat 1, Tilburg, Netherlands was acquired for $71.7 million (€46.9 million) excluding unpaid construction costs and holdbacks of $11.8 million(€7.6 million) related to a 0.1 million square foot expansion, expected to be paid during the fourth quarter of 2020. The acquisition includes approximately 1.8 acres of additional land for potential future expansion. The Tilburg property is 100% leased to Decathlon, the world’s largest sports retailer and the property is expected to receive a BREEAM “Excellent” sustainability certification in Q1 2021;

•

On July 8, 2020, Granite closed the previously announced acquisition of the fifth of five income-producing properties located in the Midwest United States for $45.1 million (US$33.3 million) excluding transaction costs. The property, located at 5415 Centerpoint Parkway in Columbus, Ohio, is a 100% leased modern distribution warehouse facility located in close proximity to extensive highways, air and rail systems;

•	On September 14, 2020, Granite disposed of two Magna tenanted properties located in Tecumseh and St. Catharines, Ontario for total proceeds of $23.5 million;

•

On October 23, 2020, Granite disposed of a Magna tenanted property located in Barcelona, Spain for gross proceeds of $7.8 million (€5 million). Post completion of the dispositions in Canada and Spain, Granite’s overall exposure to Magna is reduced to 30% of total GLA and 37% of total annualized revenue; and

•

On November 4, 2020, the Trust increased its targeted annualized distribution by 3.4% to $3.00 ($0.25 cents per month) per stapled unit from $2.90 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2020 and payable in mid-January 2021.

NEW ACQUISITIONS

•

On September 1, 2020, Granite closed on the acquisition of 8995 Airport Road, a 0.1 million square foot, 26’ clear height modern distribution facility situated on 5.5 acres of land in Brampton, Ontario. The property was acquired at a purchase price of $22.2 million through a sale-leaseback of the Canadian headquarters with GameStop Corporation for an initial term of approximately 5 years and representing an in-going yield of 5.1%. The property is well located within the GTA’s Brampton sub-market, with easy access to the 400 series Highway network and in close proximity to Pearson International airport;

•

On September 28, 2020, Granite closed on the acquisition of four industrial buildings in Mississauga, Ontario collectively totaling 0.1 million square feet on 6.1 acres of contiguous land for consideration of $19.5 million. The properties are 100% leased to 4 tenants for a weighted average lease term of 5.6 years, and representing an in-going yield of 4.1%. The current in place rents are significantly below market, providing a strong mark-to-market opportunity on lease rollover. The properties are strategically located at the intersection of Highways 401, 410 and 403 within the Mississauga industrial sub-market, the GTA’s largest and most active distribution node;

•

On September 30, 2020, Granite closed on the acquisition of 555 Beck Crescent in Ajax, Ontario, through a sale-leaseback for consideration of $15.4 million. The 0.1 million square foot, 24’ clear height light manufacturing industrial facility is fully leased for an initial term of 10.0 years, with contractual rent escalations, representing an in-going yield of 4.6%. The property is well located in the GTA’s east sub-market, with easy access to the 400 series Highway network. The 7.6 acre site contains excess land which can support a building expansion of approximately 0.04 million square feet, providing the potential for additional income and return enhancement in the future; and

•

Granite has agreed to acquire 8500 Tatum Road, a 1.0 million square foot, 36’ clear height modern warehouse distribution facility situated on 83.5 acres in the city of Atlanta, Georgia, for approximately $107 million (US $80.3 million). The state-of-the-art facility was completed in 2019 and is 100% leased to PVH Corp. for a remaining lease term of 15 years. The property, which serves as PVH Corp.’s primary e-commerce distribution facility, is being acquired at an in-going yield of 4.4%. The acquisition is subject to customary closing conditions and is expected to close in the fourth quarter of 2020. The property is well positioned in Atlanta’s Palmetto sub-market within Atlanta’s I-85 logistical thoroughfare less than 15 miles from Hartsfield-Jackson Atlanta International Airport, the world’s busiest passenger airport.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2020	2019	2020	2019
Net operating income (“NOI”)	$76.5	$60.1	$215.6	$174.4
Net income attributable to stapled unitholders	$105.2	$114.5	$262.2	$291.5
Funds from operations (“FFO”)(1)	$55.5	$45.8	$165.8	$129.6
Adjusted funds from operations (“AFFO”)(2)	$52.7	$44.4	$159.6	$126.5
Diluted FFO per stapled unit(1)	$0.96	$0.93	$2.98	$2.71
Diluted AFFO per stapled unit(2)	$0.91	$0.90	$2.87	$2.65
Monthly distributions paid per stapled unit	$0.73	$0.70	$1.45	$2.10
Special distribution paid per stapled unit	—	—	—	$0.30
AFFO payout ratio(3)	80%	78%	76%	80%

As at September 30 and December 31,	2020	2019
Fair value of investment properties	$ 5,338.9	$ 4,457.9
Cash and cash equivalents	$539.7	$298.7
Total debt	$1,814.8	$1,250.3
Net leverage ratio(5)	24%	21%
Number of income-producing properties	102	85
Gross leasable area (“GLA”), square feet	45.4	40.0
Occupancy, by GLA	98.9%	99.0%
Magna as a percentage of annualized revenue(7)	37%	42%
Magna as a percentage of GLA	30%	35%
Weighted average lease term in years, by GLA	5.9	6.5
Overall capitalization rate(6)	5.8%	6.1%

A more detailed discussion of Granite’s combined financial results for the three and nine month periods ended September 30, 2020 and 2019 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the unaudited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

COVID-19 PANDEMIC UPDATE

Granite continues to monitor developments regarding the COVID-19 pandemic and to ensure the safety of its tenants and staff. While the full impact of the COVID-19 pandemic cannot be predicted, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the impact of COVID-19.

During the three and nine month periods ended September 30, 2020, there has not been any significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received 100% of rents due in both the second and third quarters of 2020, and 99.9% of October rents. In addition, Granite granted one rent deferral to a tenant in Germany and the rent in arrears for May and June totaling $0.3 million (€0.2 million), has been paid fully as at the end of the third quarter 2020. Granite has not recognized any provisions for uncollected rent at this time as it expects any outstanding rent to be received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the nine month period ended September 30, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three and nine month periods ended September 30, 2020.

From a liquidity perspective, as at the date of this MD&A, November 4, 2020, Granite has total liquidity of approximately $1.0 billion, including its fully undrawn operating facility which is sufficient to meet its current committed acquisitions, development and construction projects of approximately $172.9 million, including new acquisitions announced and expected to close in Q4 2020. Granite’s nearest debt maturity of $250 million occurs in July 2021 and Granite’s investment property portfolio of approximately $5.3 billion remains fully unencumbered. Granite believes it is well-positioned to weather the current market volatility and any negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

CONFERENCE CALL

Granite will hold a conference call on Thursday, November 5, 2020 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (877) 256-3294. For international callers, please use 1 (416) 981-9004. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 21970297. The replay will be available until Tuesday, November 17, 2020.

OTHER INFORMATION

Additional property statistics as at September 30, 2020 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 108 investment properties representing approximately 45.3 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances paid. The AFFO metrics in the comparative periods have been updated to conform to the current period’s presentation. AFFO as well as basic and diluted AFFO per unit for the three months ended September 30, 2019 were previously reported as $44.6 million and $0.90 per unit, respectively. AFFO as well as basic and diluted AFFO per unit for the nine months ended September 30, 2019 were previously reported as $126.2 million and $2.64 per unit, respectively. Both methods of calculation are in accordance with the REALPAC White Paper. There is no significant difference in these metrics as a result of the change in calculation.

In accordance with the REALPAC White Paper, leasing commissions incurred in the three and nine month periods ended September 30, 2020 exclude $0.5 million of leasing commissions incurred on the lease-up of a recently acquired property in Groveport, Ohio and deemed related to the overall acquisition costs. Leasing commissions incurred in the nine month period ended September 30, 2020 exclude $1.9 million of leasing commissions incurred on the lease-up of a recently completed development property in Plainfield, Indiana in the second quarter of 2020.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit amounts)		2020	2019	2020	2019

Net income attributable to stapled unitholders		$105.2	$114.5	$262.2	$291.5
Add (deduct):
Fair value gains on investment properties, net		(62.1)	(78.2)	(132.6)	(197.9)
Fair value losses on financial instruments		(1.0)	(2.0)	4.7	(0.2)
Loss on sale of investment properties		0.2	0.7	0.2	2.0
Deferred income tax expense		12.3	10.4	30.1	33.1
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		0.9	0.3	1.1	1.0
Non-controlling interests relating to the above		—	0.1	0.1	0.1

FFO(1)	[A]	$55.5	$45.8	$165.8	$129.6
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.2)	(1.4)	(3.2)	(2.5)
Leasing commissions incurred(2)		—	(0.3)	(0.1)	(0.6)
Tenant allowances incurred		(0.6)	0.1	(0.6)	(0.2)
Tenant allowance amortization		1.4	1.3	4.0	3.9
Straight-line rent amortization		(3.4)	(1.1)	(6.3)	(3.7)

AFFO(2)	[B]	$52.7	$44.4	$159.6	$126.5

Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.96	$0.93	$2.98	$2.71
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.91	$0.90	$2.87	$2.65
Basic weighted average number of stapled units	[C]	57.8	49.4	55.6	47.8
Diluted weighted average number of stapled units	[D]	57.9	49.5	55.7	47.9

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders. Refer to the change in the current year period to the calculation of AFFO payout ratio in footnote (2) above.

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(5)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(6)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(7)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, for the month of September 2020 or December 2019, as applicable, recognized in accordance with IFRS, multiplied by 12 months.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the anticipated closing of Granite’s acquisition of the 8500 Tatum Road property in Atlanta, Georgia; the potential for expansion and rental growth at the properties in Mississauga, Ontario and Ajax, Ontario and the expected enhancement to the yields of such properties from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on recently acquired land in Fort Worth, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the completion of construction at the property in Dallas, Texas; and the 0.1 million square foot expansion at the Tilburg, Netherlands property and the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties, including the receipt and timing of a BREEAM sustainability certification in respect of the Tilburg, Netherlands property; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.